As filed with the Securities and Exchange Commission on September 28, 1999
                                                       Registration No. 33-_____
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 --------------

                      Pollution Research and Control Corp.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)

                                   California
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   95-2746949
                       ----------------------------------
                      (I.R.S. Employer Identification No.)

                  506 Paula Avenue, Glendale, California 91201
                                 (818) 247-7601
     -----------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Albert E. Gosselin, Jr.
                  506 Paula Avenue, Glendale, California 91201
                                 (818) 247-7601
             --------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                  Please send copies of all correspondence to:

                               PATRICIA CUDD, ESQ.
                                Cudd & Associates
                        1120 Lincoln Street, Suite #1310
                             Denver, Colorado 80203
                            Telephone: (303) 861-7273

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


                                    CALCULATION OF REGISTRATION FEE
======================================================================================================================

                                                              Proposed              Proposed Maximum
       Title of Each                                           Maximum                Aggregate            Amount of
    Class of Securities                 Amount to            Offering Price            Offering         Registration
     To be Registered                Be Registered           Per Share (1)             Price (1)             Fee
----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value               742,673                 $2.50                $1,856,682           $371.33
Common Stock, no par value,
 underlying units (2)                    288,331                 $2.50                 $720,828            $144.17
Common Stock, no par value,
 underlying debenture                    222,222                 $2.50                 $555,555            $111.11
Common Stock, no par value,
 underlying units (4)                    150,000                 $2.50                 $375,000            $ 75.00
Common Stock, no par value,
 underlying debenture                    133,334                 $2.50                 $333,335            $ 66.67
Common Stock, no par value,
 underlying units (6)                    110,000                 $2.50                 $275,000            $ 55.00
------------------------------------------------------------------------------------------------------------------
TOTAL                                   1,646,560                $2.50                $4,116,400           $823.28
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. Pursuant to Rule 457 (c), based upon 355,556 shares of Common Stock underlying debentures and 1,291,004 shares of Common Stock being offered by Selling Shareholders and the average of the high and low sales prices of the Common Stock on the NASDAQ SmallCap Market System on September 14, 1999, of $2.50.

(2) Each unit consists of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $.75 per share on or prior to February 25, 2002.

(3) Outstanding 18%-$500,000 face amount subordinated convertible debenture due December 1, 1999. Pursuant to Rule 416, the number of shares of Common Stock issuable upon conversion of the debenture is subject to adjustment in accordance with the anti-dilution provisions of such Debenture.

(4) Each unit consists of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $2.40 per share on or prior to September 13, 2002.

(5) Outstanding 12%-$300,000 face amount subordinated convertible debenture due June 1, 2000. Pursuant to Rule 416, the number of shares of Common Stock issuable upon conversion of the debenture is subject to adjustment in accordance with the anti-dilution provisions of such Debentures.

(6) Each unit consists of one share of Common Stock and one warrant exercisable to purchase .682 share of Common Stock at an exercise price of $.75 per share on or prior to July 16, 2002.

                                 --------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                      DOCUMENTS INCORPORATED BY REFERENCE:

Certain exhibits to this Registration Statement on Form S-3 as set forth in the
Exhibit Index located at page 31.

SUBJECT TO COMPLETION


                                   PROSPECTUS
                 1,646,560 Shares of Common Stock, no par value

                      POLLUTION RESEARCH AND CONTROL CORP.
                                 --------------

     This Prospectus relates to an aggregate of 1,646,560 shares of common stock, no par value per share (the "Common Stock"), of Pollution Research and Control Corp. (the "Company" or "PRCC"), including (i) 288,331 shares of Common Stock underlying outstanding units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $.75 per share on or prior to February 25, 2002; (ii) 222,222 shares of Common Stock underlying an outstanding 18%-$500,000 face amount subordinated convertible debenture due December 1, 1999; (iii) 150,000 shares of Common Stock underlying outstanding units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $2.40 per share on or prior to September 13, 2002; (iv) 133,334 shares of Common Stock underlying outstanding 12%-$300,000 face amount subordinated convertible debenture due June 1, 2000; and (v) 110,000 shares of Common Stock underlying outstanding units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase .682 share of Common Stock at an exercise price of $.75 per share on or prior to July 16, 2002. The outstanding units, including a total of 398,331 shares of Common Stock and warrants, a total of 363,331 shares of Common Stock underlying which warrants are not covered by the Registration Statement of which this Prospectus forms a part, are hereinafter referred to, collectively, as the "Units" and the outstanding debentures are, collectively, hereinafter referred to as the "Debentures." The shareholders of 1,291,004 shares of Common Stock, including 548,331 shares of Common Stock underlying Units, and the holders of Debentures who convert such Debentures into 355,556 shares of Common Stock (based upon a conversion price of $2.25), are hereinafter collectively referred to as the "Selling Shareholders." Information regarding the Selling Shareholders is set forth in this Prospectus under "Selling Security Holders." Information regarding the holders of the Debentures and the circumstances under which they may convert their respective Debentures into the underlying shares of Common Stock, are set forth herein under "Description of Securities."

     The shares of Common Stock, including the shares underlying the Units, were issued by the Company on various dates commencing on June 19, 1998, through September 13, 1999. The 18%-$500,000 face amount subordinated convertible debenture due December 1, 1999, and the 12%-$300,000 face amount subordinated convertible debenture due June 1, 2000, were issued by the Company on May and September 1, 1999, respectively. The Debentures are convertible in denominations of $50,000 at the conversion price per each share of Common Stock of the lesser of $2.25 or 80% of the market price of the Common Stock on the conversion date. Upon the conversion of the Debentures and with respect to the shares of Common Stock included in the Units and otherwise, said shares of Common Stock may be offered and sold to the public from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors to the Selling Shareholders, in each case in open market transactions, in private or negotiated transactions or in a combination of such methods of sale, at fixed prices, at prices then prevailing on the NASDAQ SmallCap Market System at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required at the time of a particular offer of Common Stock by the Selling Shareholders, a supplement to this Prospectus will be distributed which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, the purchase price paid by any underwriter for shares of Common Stock purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed to dealers, including the proposed selling price to the public.

     The Selling Shareholders reserve the sole right to accept and, together with any agent of the Selling Shareholders, to reject in whole or in part any proposed purchase of the shares of Common Stock. The Selling Shareholders will pay any sales commissions or other seller's compensation applicable to such transactions. The Selling Shareholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act. (See "Plan of Distribution.") This Prospectus also covers such additional shares of Common Stock as may be issuable to the Selling Shareholders in the event of a stock dividend, stock split, recapitalization or other similar change in the Common Stock.

     The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders. The Company has agreed to pay all costs of the registration of the shares of Common Stock underlying the Units and the Debentures and otherwise being offered by the Selling Shareholders. Such costs, fees and disbursements are estimated to be approximately $34,323.

     SEE "RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SHARES OF COMMON STOCK.

     The Company's Common Stock is traded over-the-counter and is quoted on the NASDAQ National Market System under the symbol "PRCC." On September 14, 1999, the last sale price of the Common Stock on the NASDAQ National Market System was $2.50.


                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

               The date of this Prospectus is September __, 1999.

                                TABLE OF CONTENTS

                                                                        Page

Available Information...........................................         6
Incorporation of Certain Documents by Reference.................         6
The Company.....................................................         7
The Offering....................................................         8
Risk Factors....................................................         8
Plan of Distribution............................................        13
Market Information..............................................        14
Selling Security Holders........................................        15
Description of Securities.......................................        20
Legal Matters...................................................        24
Experts.........................................................        24


                              AVAILABLE INFORMATION

     The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048, and on the Commission's website at www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C., set forth above. Additional information with respect to this offering may be provided in the future by means of supplements or "stickers" to the Prospectus.

     The Company has filed a Registration Statement on Form S-3 (including all amendments and supplements thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the Exhibits filed therewith, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of such documents are not necessarily complete and, in each instance, reference is made to the Registration Statement or to the copy of such document filed as an Exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the Exhibits thereto can be obtained upon payment of a fee prescribed by the Commission or may be inspected free of charge at the public reference facilities and regional offices referred to above.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, and the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31 and June 30, 1999, which were previously filed with the Commission (File No. 0-14266), are incorporated by reference in this Prospectus and the Registration Statement of which it is a part.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock, shall be deemed to be incorporated by reference herein and to be part hereof from the respective dates of the filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Registration Statement of which it is a part.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or verbal request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents. Requests should be addressed to: Secretary, Pollution Research and Control Corp., 506 Paula Avenue, Glendale, California 91201; telephone number (818) 247-7601.


                                   THE COMPANY

     The Company has been engaged in the business of, primarily, designing, manufacturing and marketing electronic analytical instruments used to detect and measure various types of air pollution, such as "acid rain," "ozone depletion" and "smog episodes" through its wholly-owned subsidiary, Dasibi Environmental Corp. ("Dasibi"), for the past approximately twenty-eight years. Although it is the smallest competitor in the marketplace, management believes that the Company has the most complete "in-hous line of instrumentation. The Company's products are generally used to measure air pollution levels in geographic areas that range in size from small industrial sites to entire states or countries. The Company also supplies computer-controlled calibration systems that verify the accuracy of its instruments, data loggers to collect and manage pollutant information and final reporting software for remote centralized applications. At the core of this instrumentation are three software systems, including a data logger system which permits the analysis of air samples at remote locations, a central station system which allows the compilation of data at a central site and a predictive pollutant monitoring model, which is currently under development and which management believes is useful for predicting future levels of pollutants across a geographic area and which is currently under development. The Company's instruments have been sold to over 300 customers worldwide, including industrial manufacturers; Federal, state, city, local and foreign governmental agencies; major industrial companies; and educational and research institutions in over thirty countries. These customers use the Company's products principally for environmental protection compliance programs. Dasibi has an installed base of equipment in over thirty countries.

     Since 1993, the Company has experienced intense price competition in its core business of air pollutant monitoring systems which has reduced both sales and operating margins. In response to these factors, the Company acquired two companies outside its core business, each of which businesses has been discontinued. The Company has begun to explore additional markets outside the United States in which it can sell its pollution monitoring and control devices. On June 10, 1998, Dasibi was awarded, on a designated vendor basis, an approximately $5.2 million contract (the "China Contract") to install air pollution monitoring systems in eleven cities in the People's Republic of China. Management believes, but cannot assure, that the Company's designated vendor status will give the Company a competitive advantage in the award of future contracts with the Chinese government. The Company has commenced discussions with these eleven cities regarding additional monitoring stations in addition to those required by the China Contract.

     Performance of the China Contract is expected to be completed in 1999, with all payments to Dasibi made by letter of credit drawn on China Construction Bank. In order to finance these payments, Dasibi assisted the People's Republic of China in obtaining ten-year financing at a 3.9% interest rate from the U.S. Export-Import Bank, N.A. (the "Ex-Im Bank"). The Ex-Im Bank, in accordance with its customary practice, guaranteed, and Bank of America provided, 85% of the financing. Dasibi arranged the balance of the financing through Imperial Bank. Bank of America's loan application was approved by Ex/Im Bank in March 1999. The first shipment of instrumentation, with a value of approximately $2,009,568, was made, and payments totaling $1,622,727 have been received by Dasibi through August 25, 1999.

     The Company's principal executive offices are located at 506 Paula Avenue, Glendale, California 91201, and its telephone number is (818) 247-7601. The Company's Common Stock is traded in the over-the-counter market and reported on the NASDAQ National Market System under the symbol "PRCC."


                                  THE OFFERING

Shares of Common Stock ......................     742,673 shares of Common Stock

Shares of Common Stock Underlying
 Units (1) ..................................     548,331 shares of Common Stock

Shares of Common Stock Underlying
 Debentures (2) .............................     355,556 shares of Common Stock

     (1) Includes (i) 288,331 shares of Common Stock underlying outstanding units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $.75 per share on or prior to February 25, 2002; (ii) 150,000 shares of Common Stock underlying outstanding units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $2.40 per share on or prior to September 13, 2002; and (iii) 110,000 shares of Common Stock underlying outstanding units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase .682 share of Common Stock at an exercise price of $.75 per share on or prior to July 16, 2002.

     (2) Includes (i) 222,222 shares of Common Stock issuable upon the conversion of an outstanding 18%-$500,000 face amount subordinated convertible debenture due December 1, 1999, assuming the conversion price of $2.25 per each share of Common Stock and (ii) 133,334 shares of Common Stock issuable upon the conversion of an outstanding 12%-$300,000 face amount subordinated convertible debenture due June 1, 2000, assuming the conversion price of $2.25 per each share of Common Stock.


                                  RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information contained in and incorporated into this Prospectus and the Registration Statement of which it is a part, the following factors before purchasing the shares of Common Stock offered hereby.

     1. Dependence Upon China Contract and Future China Business. The approximate $5.2 million price of the China Contract awarded, on a designated vendor basis, to Dasibi on June 10, 1998, to install air pollution monitoring systems in eleven cities in the People's Republic of China, represents twice as much revenue than the Company realized in 1998. The Company has commenced discussions with these eleven cities regarding monitoring stations in addition to those required by the China Contract. Management believes, but cannot assure, that the Company's designated vendor status will give it a competitive advantage in the award of future contracts with the Chinese government. Failure to complete the China Contract to the satisfaction of the Chinese Environmental Protection Agency or failure to achieve significant future business in China for any reason whatsoever will have a material adverse effect on the Company and its prospects.

     2. Liquidity. The Company has experienced cash shortages from time to time preventing it from paying its operating expenses on a timely basis and forcing management to raise funds from private sources for equity or debt financing and bank loans. However, the Company's bank line of credit was not renewed and the low market value of the Company's Common Stock combined with its unstable operating performance has restricted access to capital. During the year ended December 31, 1998, operations depleted the Company's cash by approximately $500,000 (partially offset by $362,000 in net proceeds from two private placements of the Company's securities). During the six months ended June 30, 1999, the Company's "net cash used for operating activities" was $1,294,905, primarily, because of increased receivables attributable to shipments under the China Contract. This increase was offset by, among other things, the Company's borrowing of $300,000 in the first quarter of 1999 (long-term debt) and its receipt in the six months ended June 30, 1999, of net proceeds from private placements of Common Stock aggregating $425,625 and the sum of $500,000 pursuant to a subordinated convertible debenture due December 1, 1999. While the Company believes that cash flow ($1,622,727 to date) from the China Contract together with funds received from securities sales (an additional $560,000 during the period from July 1, 1999, through the date hereof) will be sufficient to allow it to continue its operations in the foreseeable future, there can be no assurance that such funds will meet its cash needs and, if the Company requires additional financing, it will be available on acceptable terms, if at all.

     3. Decline in Net Revenues/Substantial Losses. The Company has recognized a net loss in each of the fiscal years ended 1998, 1997 and 1996. During the last three fiscal years, revenue has decreased from approximately $8.8 million to less than $3 million as a result of the discontinued operations of two subsidiaries and significant competitive price pressure for the Company's instruments, thus forcing PRCC to lower its domestic and foreign bids, reducing the number of the Company's bid awards and reducing the profit margin on the bids awarded to the Company. The Company's gross profit has also steadily decreased from 46% and 41% of net revenue in fiscal 1996 and 1997, respectively, to approximately 35% of net revenue in fiscal 1998. As a result, the Company has suspended major new product development efforts and scaled back its efforts to improve or modify existing technologies in response to the competitive price pressures. Any substantial improvement in the results of operations will be substantially dependent on the Company's ability to complete the China Contract and generate future business in China and/or other countries which do not have substantial pollution air monitoring systems. While the Company's net revenues increased 239% to $2,941,897 during the six months ended June 30, 1999, as compared to $1,229,918 for the comparable six-month period of 1998 because of the initial product shipment under the China Contract, income from continuing operations increased to $211,109 from a loss of $(261,998) for these periods because of increased operating expenses attributable to the China Contract. There can be no assurance that the Company will successfully complete the China Contract; obtain other business in China and/or other countries; or be capable of sustaining a return to profitability.

     4. Losses on Discontinuance of Operations and Disposition of Nutek and LRL. Nutek Corp. ("Nutek"), a wholly-owned subsidiary of the Company which filed for protection under Chapter 11 of the U.S. Bankruptcy Act in April 1998, ceased operations in July 1998 following a ruling that it was insolvent. The revenues generated by Nutek accounted for approximately 48% of the Company's consolidated net revenues for the fiscal year ended December 31, 1997. The assets of Nutek were auctioned in July 1998 to satisfy amounts owed to a secured lender. The Company realized losses from the discontinuance ($115,301) and the disposition ($1,072,986) of Nutek during the fiscal year ended December 31, 1998. Further, a default judgment in the amount of approximately $766,709, which was subsequently reduced to $449,810, was entered against PRCC in an action by the secured lender in the U.S. District Court for the Northern District of Texas, Dallas Division, to recover the deficiency from the auction of Nutek's assets. The parties entered into that Compromise, Settlement and Release Agreement on August 12, 1999, pursuant to which the Company paid the secured lender $9,000 and agreed to pay the sum of $450,000, together with interest at the rate of twelve percent, on or before February 1, 2000. Additionally, the Company issued the secured lender 100,000 restricted shares of Common Stock which are covered by the Registration Statement of which this Prospectus forms a part and granted the lender a warrant exercisable to purchase 20,000 shares of Common Stock at an exercise price of $.75 per share during the three-year terminating on August 11, 2002. The parties agreed that the proceeds from the sale of the 100,000 shares, which are resaleable pursuant to an agreement with the Company, despite their inclusion in this Registration Statement, subject to the volume limitations described in paragraph (e) of Rule 144 of the General Rules and Regulations under the Act, would be applied to reduce or satisfy the Company's indebtedness, and any excess would be payable to the Company. The secured lender has agreed not to enforce the default judgment in the Texas action so long as the Company timely performs its obligations under the settlement agreement. There can be no assurance that PRCC will be successful in timely performing its obligations under the agreement and obtaining dismissal of the Texas action or setting aside of the default judgment.

     Effective February 28, 1998, Logan Medical Devices, Inc. ("LMD"), a wholly-owned subsidiary of the Company, returned all of the shares of common stock of Logan Research, Ltd. ("LRL"), a United Kingdom corporation engaged in the design, manufacture and marketing of medical instrumentation, owned by LMD and received in exchange all shares of LMD owned by LRL. In addition, the Company was released from liability on a promissory note payable to LRL in the principal amount of $300,000 that had accrued interest of $47,250. The Company had previously advanced funds in the amount of $160,000 to LRL that it is making no effort to recoup. The Company realized a gain in the amount of $154,575 on the disposition. The revenue generated by LRL accounted for 7% of the Company's consolidated net revenues for the 1997 fiscal year.

     5. Governmental Approval. The Company is required to obtain approval by the U.S. Environmental Protection Agency of new air pollution monitoring instruments it produces before such instruments can be sold in the United States. Currently, all air pollution monitoring instruments that the Company sells in the United States have received EPA approval. If the EPA were to change its regulations or requirements, there could be no assurance that the Company's products would comply with such standards or that the Company would be able to comply with such modified requirements. With the exception of Germany, no foreign country requires governmental approval of air pollution monitoring instruments. There can be no assurance that additional regulations will not be adopted by other foreign governments. Failure to meet any future regulation could have a material adverse effect on the Company and render certain of the Company's products obsolete.

     6. Dependence On Legislation and Regulation. The products developed and manufactured by the Company monitor air pollutants in accordance with standards established generally by Federal, state, local and foreign governmental agencies. Changes in legislation or regulations or a relaxation of standards determined by such agencies could adversely affect the market for the Company's products or render certain of the Company's products obsolete.

     7. Competition. The Company is the smallest competitor in the ambient air pollution instrumentation market. There are other established firms in the same field, both in the United States and in foreign countries, which have substantially greater experience and financial and personnel resources than the Company. Therefore, the Company is subject to the effects of better-financed competitors and their research and development efforts and price competition. Although the Company is not aware of any other company that competes with it in all of its product lines, all of its competitors have resources substantially greater than those of the Company. There are also smaller companies that specialize in a limited number of the types of products manufactured by the Company. The Company's primary competitors in the domestic market are Thermo Instrument Systems, Inc. and Monitor Labs, Inc. In the foreign market, the Company's primary competitors are Thermo Instrument Systems, Monitor Labs, Environment S.A. of France and Horiba Instruments. All of the Company's competitors also offer a wider range of equipment, monitoring additional pollutants, than does PRCC.

     8. Technological Obsolescence; Limited Research and Development. The Company's future success will depend on its ability to enhance its current products, reduce product costs and develop and introduce new products that keep pace with technological developments in response to evolving customer requirements and governmental regulations. Failure of the Company to anticipate or respond adequately to technological development or introduction could result in a loss of future revenue and impair the Company's competitiveness. The Company, since early 1994, has sharply limited its product development efforts. For the foreseeable future, management expects to limit research and development to software development and efforts to refine and improve its present products.

     9. Risks of Foreign Sales. During the last three fiscal years, foreign sales have represented approximately 55% to 70% of the Company's total revenue and are expected to represent at least such amounts of the Company's future sales. Foreign sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, inconsistent product regulation by foreign agencies or governments, the imposition of product tariffs and other trade barriers and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. To the extent that foreign sales are transacted in a foreign currency, PRCC would be subject to the risk of losses due to foreign currency fluctuations and difficulties associated with accounts receivable collection. Because the Company is required to provide financing in connection with the China Contract, it bears the risk of realizing reduced margins from the China Contract if the financing is below market at closing. Further, PRCC may experience difficulties in managing or overseeing the technical and training operations required to be conducted in China.

     10. Reliance on Certain Suppliers. While PRCC manufactures many components and subsystems used in its products, other components, including packaging materials, integrated circuits, microprocessors and minicomputers, are purchased on a non-contractual basis from unaffiliated suppliers. The Company is not dependent upon any one supplier for any raw material or component that it purchases, and the Company believes there are available alternative sources for such raw materials and components. The Company is currently dependent, however, on a limited number of vendors with respect to the availability and quality of certain key instrument components, such as printed circuit board designs and lamps. A vendor's inability to supply these components to PRCC in a timely fashion, or to the Company's satisfaction, would affect the Company's ability to deliver its instruments on time and could damage the Company's reputation.

     11. Limited Marketing Capability and other Resources. The Company's success depends in large part upon its ability to identify and adequately penetrate the markets for its products. Most of the Company's competitors have much larger budgets for marketing, advertising and promotion. The Company has historically lacked the financial, personnel and other resources required to compete with its larger, better-financed competitors in marketing products. In recent years, the Company's revenue has shrunk and the Company has reduced its staff and operated without a bank line of credit. There can be no assurance that the Company's declining net revenue and gross profit will be reversed.

     12. Dependence on Key Personnel. The Company's success depends in part upon its ability to attract and/or retain highly skilled management, technical and marketing personnel. Loss of the services of Mr. Albert E. Gosselin, Jr., President and Chairman of the Board of Directors of PRCC, could adversely affect the development of the Company's business and its ability to realize or sustain profitable operations. The Company does not maintain key-man life insurance on any of its personnel and has no present plans to obtain such insurance.

     13. Limited Protection of Intellectual Property and Proprietary Rights. The Company regards all or portions of the designs and technologies incorporated into its products as proprietary and attempts to protect them with a combination of trademark and trade secret laws. It has generally been the Company's policy to proceed without patent protection. It may be possible for unauthorized third parties to copy certain portions of the Company's products or to "reverse engineer" or otherwise obtain and use to the Company's detriment information which the Company regards as proprietary. Moreover, the laws of some foreign countries do not afford the same protection to the Company's proprietary rights as do U.S. laws. There can be no assurance that any of the Company's efforts to protect its proprietary technology will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

     14. Absence of Products Liability Insurance. The Company does not maintain products liability insurance. In the event that PRCC experiences a material liability as a result of a products liability claim, such a liability could have a material adverse effect on the Company.

     15. No Dividends. The Company has never paid dividends on the shares of its Common Stock and does not intend to pay any dividends in the foreseeable future.

     16. Possible Volatility of Stock Price. The trading price of the Company's Common Stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the air pollution monitoring industry in which the Company competes and other events or factors. In addition, in recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the Common Stock. In addition, sales of substantial amounts of shares of Common Stock in the public market following this offering could adversely affect the future trading price of the Common Stock. (See "MARKET INFORMATION.")

     17. Possible Dilutive Effect and Other Disadvantages of Outstanding Warrants, Options and Debentures. As of the date hereof, there are an aggregate of 3,378,168 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants currently exercisable at prices in a range from $.75 to $6.00. Additionally, the outstanding Debentures are convertible, based upon a conversion price per share of $2.25, into 355,556 shares of Common Stock. To the extent that the trading price of the Common Stock at the time of the exercise of any such options or warrants or the conversion of the Debentures exceeds the exercise or conversion price, such exercise or conversion will have a dilutive effect on the Company's shareholders.

     18. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock Rights May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 20,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"); of which none are currently issued and outstanding. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue Preferred Stock in one or more series and establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights, any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value or market price of the Common Stock and, additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. (See "DESCRIPTION OF SECURITIES - Preferred Stock.")


                              PLAN OF DISTRIBUTION

     The shares of Common Stock may be offered and sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. The Selling Shareholders will act independently of the Company in making determinations with respect to the timing, manner and size of each offer or sale. Such sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions.

     The Selling Shareholders may sell shares of Common Stock in any of the following ways: (i) through dealers; (ii) through agents; or (iii) directly to one or more purchasers. The distribution of the shares of Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the over-the-counter market. Any such transaction may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Shareholders may effect such transactions by selling shares of Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from Selling Shareholders and/or commissions from purchasers of shares of Common Stock for whom they may act as agent. The Selling Shareholders and any broker-dealers or agents which participate in the distribution of Common Stock by them might be deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     In offering the shares of Common Stock, the Selling Shareholders and any broker-dealers and any other participating broker-dealers which execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions. In addition, any shares of Common Stock covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Rule 10b-2 under the Exchange Act prohibits persons who are participating in or financially interested in a distribution of securities from making payments to another person for the solicitation of a third party to purchase the securities that are the subject of the distribution, except that Rule 10b-2 does not apply, among other exceptions, to brokerage transactions not involving the solicitation of customer orders. Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     The public offering of the Common Stock by the Selling Shareholders will terminate on the date on which all shares of Common Stock offered hereby have been sold by the Selling Shareholders, or on such earlier date on which the Company files a post-effective amendment which de-registers all shares of Common Stock then remaining unsold.

     The Company will pay certain expenses incidental to the offering and sale of the shares of Common Stock to the public estimated to be approximately $34,356. The Company will not pay for, among other expenses, selling expenses, underwriting discounts or fees and expenses of counsel for the Selling Shareholders.

     To the extent required at the time a particular offer of Common Stock by the Selling Shareholders is made, a supplement to this Prospectus will be distributed which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, the purchase price paid by any underwriter for shares of Common Stock purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed to dealers, including the proposed selling price to the public.

     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.


                               MARKET INFORMATION

     The Company's Common Stock is traded over-the-counter and reported on the NASDAQ National Market System under the symbol "PRCC." Set forth below are the high and low closing bid quotations in the over-the-counter market for the Common Stock as reported by the relevant market makers for fiscal years l998 and 1997 and the quarters ended March 31 and June 30, 1999. The high and low closing bid quotations in the over-the-counter market reported by the relevant market makers on September 14, 1999, were $2.50 and $2.375 for the Common Stock. Quotations represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                       Fiscal 1999                Fiscal 1998                  Fiscal 1997
Quarter Ended          High Bid    Low Bid        High Bid    Low Bid          High Bid    Low Bid
-------------          -------------------        -------------------          -------------------
Common Stock:
March 31                 $2.00      $ .88           $4.52      $2.52            $5.12       $2.76
June 30                  $2.38      $1.06            3.13       2.48             3.24        1.88
September 30              N/A        N/A             2.25        .26             2.76        1.35
December 31               N/A        N/A             1.25        .56             1.88         .64

     As of September 14, 1999, the approximate number of shareholders of record of the Company's Common Stock was 1,100. The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.

     The Company cannot predict the market price for the Common Stock upon the commencement or the completion of this offering. Since the market for the Company's Common Stock is thinly traded, sales of the shares of Common Stock could cause the Common Stock to trade at levels lower than would otherwise be anticipated.

                            SELLING SECURITY HOLDERS

     Of the 1,646,560 shares of Common Stock being offered hereby, 288,331 shares of Common Stock underlying outstanding units are being offered collectively by seven individuals, including Messrs. Ronald E. Patterson, Phillip T. Huss, William T. Richey and Alan Talesnick and Mesdames Maria Molinsky, Jennifer S. Jauregui and Cynthia L. Gosselin, who purchased units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $.75 per share on or prior to February 25, 2002; 110,000 shares of Common Stock underlying outstanding units are being offered by two individuals, Messrs. Patterson and Huss, who purchased units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase .682 share of Common Stock at an exercise price of $.75 per share on or prior to July 16, 2002; and 150,000 shares of Common Stock underlying outstanding units are being offered collectively by three individuals, including Messrs. Lee N. and Steven Sion and Ms. Maria Molinsky, who purchased units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $2.40 per share on or prior to September 13, 2002. A total of 438,331 shares of Common Stock underlying warrants included in the Units are not covered by the Registration Statement of which this Prospectus is a part.

     Of the balance of 1,098,299 shares, 742,673 shares of Common Stock are being offered collectively by eleven persons, including Mr. Patterson, The Investor Resource Services, Inc., Fidelity Funding, Inc., Mr. Blagoja Samakoski, Patricia Cudd, Esq., Trautman Wasserman & Company, Inc., Premier Equities, Inc., Mr. Richey, Mr. Talesnick, Mr. Gary L. Dudley and Mr. Frank T. Anaya. Mr. Dudley is a director of the Company and Ms. Cudd is the sole proprietor of Cudd & Associates, the law firm that passed upon certain legal matters in connection with the validity of the issuance of the shares of Common Stock being offered hereby. Ms Cudd owns, in addition to 100,000 shares of the Company's Common Stock, options exercisable to purchase a total of 10,000 shares of the Common Stock at an exercise price of $.75 per share through January 6, 2002. The shares of Common Stock underlying Ms. Cudd's options are not included in the shares of Common Stock covered by the Registration Statement of which this Prospectus forms a part.

     A total of 355,556 shares of Common Stock which may be issued upon the conversion of outstanding Debentures may be offered by the Venezuela Recovery Fund N.V. (the "Venezuela Fund") and Spiga Limited ("Spiga"). Of these shares, 222,222 shares of Common Stock are issuable upon the conversion by the Venezuela Fund of an outstanding 18%-$500,000 face amount subordinated convertible debenture due December 1, 1999, assuming the conversion price of $2.25 per each share of Common Stock, and a total of 133,334 shares of Common Stock are issuable upon the conversion by Spiga of two outstanding 12%-$150,000 face amount subordinated convertible debentures due June 1, 2000, assuming the conversion price per each share of Common Stock of $2.25.

     The table below indicates the name of Selling Shareholder, any material relationship he, she or it has had to the Company within the last three years, the number and percentage of shares of Common Stock owned by the Selling Shareholder prior to this offering, the number of shares being offered for sale by the shareholder and the number of shares of Common Stock and the percentage of the total shares of Common Stock outstanding that will be held if all shares offered are sold. (See "Description of Securities - Common Stock Offered by the Selling Shareholders" and "- Common Stock That May Be Offered by the Debenture Holders.")


                                                 Shares                          Shares             Shares
                                                 Owned                           Owned              Owned
       Selling                Relationship       Prior to                         Being             After
     Shareholders              to Company        Offering        Percent         Offered          Offering        Percent
------------------------      -----------        --------        -------         -------          --------        -------
Ronald E. Patterson              11.61%          491,191(1)       11.61         303,333(2)        187,858(3)        4.44
                              shareholder

The Investor Resource             N/A           133,333(4)         3.30         133,333(4)           -0-            0.00
Services, Inc.

Phillip T. Huss                  5.31%          219,307(5)         5.31         132,166(6)         87,141(7)        2.11
                              shareholder

Fidelity Funding, Inc.            N/A           120,000(8)         2.95         100,000(9)         20,000(10)        *

Blagoja Samakoski                 N/A           100,000(4)         2.47         100,000(4)           -0-            0.00

Patricia Cudd                     N/A           110,000(11)        2.71         100,000(11)        10,000             *

Trautman Wasserman                N/A            66,667(4)         1.64          66,667(4)           -0-            0.00
& Company, Inc.

Lee N. Sion                     5.85%           239,125(12)        5.85          50,000(13)       189,125(14)       4.62
                             shareholder

Premier Equities, Inc.            N/A           150,000(15)        3.62          50,000(16)       100,000(17)    2.41

Steven Sion                       N/A            75,000(18)        1.84          50,000(19)        25,000(20)        .61

William T. Richey                 N/A            70,000(21)        1.72          45,000(22)        25,000(23)         *

Maria Molinsky                    N/A           141,666(24)        3.45          83,333(25)        58,333(26)       1.42

Alan Talesnick                    N/A            46,000(27)        1.13          32,000(28)        14,000(29)         *

Gary L. Dudley                Director           20,000(11)         *            20,000(11)          -0-            0.00

Jennifer S. Jauregui              N/A            18,666(30)         *             9,333(31)         9,333(32)       0.00

Frank T. Anaya                   N/A              9,174(33)         *             9,174(33)          -0-            0.00

Cynthia L. Gosselin           Operations         36,574(34)         *             6,666(35)        29,908(36)         *
                              Manager of
                                Dasibi




                                                     Shares                        Shares          Shares
                                                     Owned                         Owned           Owned
       Debenture                 Relationship       Prior to                        Being           After
         Holders                 to Company         Offering          Percent      Offered        Offering      Percent
---------------------------      ------------       --------          -------      -------        --------      -------
The Venezuela
Recovery Fund N.V.                   5.26%          222,222(37)        5.26        222,222(37)       -0-          0.00
                                  shareholder

Spiga Limited                         N/A           178,334(38)        4.22        133,334(39)    45,000(40)      1.07
------------------

*        Less than one percent.

     (1) Includes 90,000 shares of Common Stock purchased for cash in June 1998; 133,333 shares of Common Stock and 133,333 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through February 25, 2002, at an exercise price of $.75 per share; which shares and warrants were included in units purchased for cash in February 1999; and 80,000 shares of Common Stock and 54,525 shares of Common Stock underlying warrants exercisable to purchase .682 share of Common Stock each at an exercise price of $.75 per share through July 16, 2002; which shares and warrants were included in units purchased for cash in July 1999.

     (2) Includes 90,000 shares of Common Stock purchased for cash in June 1998 and 133,333 shares and 80,000 shares of Common Stock included in units purchased for cash in February and July 1999, respectively.

     (3) Includes 133,333 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 per share through February 25, 2002, to purchase one share of Common Stock each and 54,525 shares of Common Stock underlying warrants exercisable through July 16, 2002, at an exercise price of $.75 per share to purchase .682 share of Common Stock each.

     (4) Includes shares of Common Stock purchased for cash in May 1999.

     (5) Includes 66,666 shares of Common Stock and 66,666 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through February 25, 2002, at an exercise price of $.75 per share; which shares and warrants were included in units purchased for cash in February 1999; 30,000 shares of Common Stock and 20,475 shares of Common Stock underlying warrants exercisable to purchase .682 share of Common Stock each at an exercise price of $.75 per share through July 16, 2002; which shares and warrants were included in units purchased for cash in July 1999; and options exercisable through May 15, 2001, to purchase 12,500 shares of Common Stock at an exercise price of $2.20 per share; and 23,000 shares of Common Stock acquired from Fred Zalokar which were purchased by him for cash in June 1998.

     (6) Includes 66,666 shares and 30,000 shares of Common Stock included in units purchased for cash in February and July 1999, respectively; 23,000 shares of Common Stock acquired from Fred Zalokar which were purchased by him for cash in June 1998; and options exercisable through May 15, 2001, to purchase 12,500 shares of Common Stock at an exercise price of $2.20 per share.

     (7) Includes 66,666 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each at an exercise price of $.75 per share through February 25, 2002, included in units purchased for cash in February 1999 and 20,475 shares of Common Stock underlying warrants exercisable through July 16, 2002, to purchase .682 share of Common Stock each at an exercise price of $.75 per share included in units purchased for cash in July 1999.

     (8) Includes 100,000 shares of Common Stock and 20,000 shares of Common Stock underlying warrants exercisable through August 12, 2002, at an exercise price of $.75 per share; which shares and warrants were received pursuant to the Compromise, Settlement and Release Agreement dated August 12, 1999.

     (9) Includes 100,000 shares of Common Stock received pursuant to the Compromise, Settlement and Release Agreement dated August 12, 1999.

     (10) Includes 20,000 shares of Common Stock underlying warrants exercisable through August 12, 2002, at an exercise price of $.75 received pursuant to the Compromise, Settlement and Release Agreement dated August 12, 1999.

     (11) Includes shares of Common Stock received upon the conversion on June 8, 1999, of Series "A" Preferred Stock on the basis of one share of Common Stock for share of Series "A" Preferred Stock.

     (12) Includes 50,000 shares of Common Stock and 25,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through September 13, 1999, at an exercise price of $2.40 per share; which shares and warrants were included in units purchased for cash in September 1999; 12,500 shares of Common Stock underlying options exercisable to purchase one share of Common Stock each at an exercise price of $.75 per share through June 8, 2001, and 9,375 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through January 7, 2002, at an exercise price of $.75 per share.

     (13) Includes shares of Common Stock included in units purchased for cash in September 1999.

     (14) Includes 25,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through September 13, 1999, at an exercise price of $2.40 per share; which warrants were included in units purchased for cash in September 1999; 12,500 shares of Common Stock underlying options exercisable to purchase one share of Common Stock each at an exercise price of $.75 per share through June 8, 2001, and 9,375 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through January 7, 2002, at an exercise price of $.75 per share.

     (15) Includes 50,000 shares of Common Stock and 100,000 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 through July 12, 2002; which shares and warrants were received for services performed pursuant to the Financial Consulting and Services Agreement dated May 20, 1999.

     (16) Includes 50,000 shares of Common Stock received for services performed pursuant to the Financial Consulting and Services Agreement dated May 20, 1999.

     (17) Includes 100,000 shares of Common Stock underlying warrants exercisable through July 12, 2002, at an exercise price of $.75 received for services performed pursuant to the Financial Consulting and Services Agreement dated May 20, 1999.

     (18) Includes 50,000 shares of Common Stock and 25,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through September 13, 1999, at an exercise price of $2.40 per share; which shares and warrants were included in units purchased for cash in September 1999.

     (19) Includes shares of Common Stock included in units purchased for cash in September 1999.

     (20) Includes 25,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through September 13, 1999, at an exercise price of $2.40 per share; which warrants were included in units purchased for cash in September 1999.

     (21) Includes 20,000 shares of Common Stock purchased for cash in June 1998 and 25,000 shares of Common Stock and 25,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each at an exercise price of $.75 per share through February 25, 2002; which shares and warrants were included in units purchased for cash in February 1999.

     (22) Includes 20,000 shares of Common Stock purchased for cash in June 1998 and 25,000 shares of Common Stock included in units purchased for cash in February 1999.

     (23) Includes 25,000 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 per share to purchase one share of Common Stock each through February 25, 2002, included in units purchased for cash in February 1999.

     (24) Includes 50,000 shares of Common Stock and 25,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through September 13, 1999, at an exercise price of $2.40 per share; which shares and warrants were included in units purchased for cash in September 1999; 33,000 shares of Common Stock and 33,000 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 per share through February 25, 2002; which shares and warrants were included in units purchased for cash in March 1999.

     (25) Includes 50,000 shares of Common Stock included in units purchased for cash in September 1999 and 33,000 shares of Common Stock included in units purchased for cash in March 1999.

     (26) Includes 25,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through September 13, 1999, at an exercise price of $2.40 per share included in units purchased for cash in September 1999; and 33,000 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 per share through February 25, 2002, included in units purchased for cash in March 1999.

     (27) Includes 18,000 shares of Common Stock purchased for cash in June 1998 and 14,000 shares of Common Stock and 14,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through February 25, 2002, at an exercise price of $.75 per share; which shares and warrants were included in units purchased for cash in February 1999.

     (28) Includes 18,000 shares of Common Stock purchased for cash in June 1998 and 14,000 shares of Common Stock included in units purchased for cash in February 1999.

     (29) Includes 14,000 shares of Common Stock underlying warrants exercisable to purchase one share of Common Stock each through February 25, 2002, at an exercise price of $.75 per share included in units purchased for cash in February 1999.

     (30) Includes 9,333 shares of Common Stock and 9,333 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 per share through February 25, 2002; which shares and warrants were included in units purchased for cash in March 1999.

     (31) Includes 9,333 shares of Common Stock included in units purchased for cash in March 1999.

     (32) Includes 9,333 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 per share through February 25, 2002, included in units purchased for cash in March 1999.

     (33) Includes shares of Common Stock purchased for cash in June 1998.

     (34) Includes 6,666 shares of Common Stock and 6,666 shares of Common Stock underlying warrants exercisable through February 25, 2002, at an exercise price of $.75 per share; which shares and warrants were included in units purchased for cash in February 1999; and 10,000 shares and 5,000 shares of Common Stock underlying options exercisable at an exercise price of $.75 per share through May 31, 2000, and January 6, 2002, respectively.

     (35) Includes 6,666 shares of Common Stock included in units purchased for cash in February 1999.

     (36) Includes 6,666 shares of Common Stock underlying warrants exercisable at an exercise price of $.75 per share through February 25, 2002, included in units purchased for cash in February 1999 and 10,000 shares and 5,000 shares of Common Stock underlying options exercisable through May 31, 2000, and January 6, 2002, respectively, at an exercise price of $.75 per share.

     (37) Includes shares of Common Stock issuable upon the conversion of an 18%-$500,000 face amount subordinated convertible debenture due December 1, 1999.

     (38) Includes a total of 133,334 shares of Common Stock issuable upon the conversion of two 12%-$150,000 face amount subordinated convertible debentures due June 1, 2000, and 45,000 shares of Common Stock underlying warrants exercisable at an exercise price of $2.25 per share through September 1, 2002.

     (39) Includes a total of 133,334 shares of Common Stock issuable upon the conversion of two 12%-$150,000 face amount subordinated convertible debentures due June 1, 2000.

     (40) Includes 45,000 shares of Common Stock underlying warrants exercisable at an exercise price of $2.25 per share through September 1, 2002.


                            DESCRIPTION OF SECURITIES

Capital Stock
-------------

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, no par value per share (the "Common Stock") and 20,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock").

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares of Common Stock. Cumulative voting in the election of directors is permitted; however, cumulative voting may occur only if a shareholder announces his intention to cumulate his votes prior to the voting, in which case all shareholders may cumulate their votes. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor. As of September 7, 1999, there were 3,894,487 shares of Common Stock issued and outstanding held of record by approximately 1,100 shareholders. The Common Stock is traded over-the-counter and reported on the NASDAQ National Market System under the symbol "PRCC."

     Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and currently intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no outstanding Preferred Stock, and the Board of Directors does not plan to issue any for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

Common Stock Offered by the Selling Shareholders
------------------------------------------------

     On May 8, 1998, the Company issued an aggregate of 20,000 shares and 100,000 shares of Series "A" Convertible Preferred Stock to Gary L. Dudley, a director of the Company, and Patricia Cudd, Esq., the sole proprietor of the law firm that passed upon certain legal matters in connection with the validity of the issuance of the shares of Common Stock being offered hereby, in consideration for cash. Each share of Series "A" Convertible Preferred Stock (the "Series "A" Preferred Stock) was converted on June 8, 1999, into one share of Common Stock. The terms of the transactions involving the sale of the Series A Preferred Stock are more fully described in the Investment Letters and Memorandum of Subscription/Purchase Agreements dated May 9, 1998, with Mr. Dudley and Ms. Cudd, copies of which are incorporated herein by reference to Exhibits 10.156 and 10.155, respectively, to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998. In addition to 100,000 shares of the Company's Common Stock, Ms. Cudd owns options exercisable to purchase a total of 10,000 shares of the Common Stock at an exercise price of $.75 per share through January 6, 2002. The shares of Common Stock underlying Ms. Cudd's options are not included in the shares of Common Stock covered by the Registration Statement of which this Prospectus is a part.

     On June 19, 1998, PRCC issued a total of 20,000 shares, 18,000 shares and 9,174 shares of Common Stock to William T. Richey, Alan L. Talesnick and Frank
T. Anaya, respectively, in consideration for cash. The terms of the transactions are more fully described in the Investment Letters and Memorandum of Subscription/Purchase Agreements dated June 19, 1998, with Messrs. Richey, Talesnick and Anaya, copies of which are incorporated herein by reference to Exhibits 10.157, 10.164 and 10.162, respectively, to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

     During the period from February 25 through March 24, 1999, the Company completed a private placement to a total of seven purchasers of an aggregate of 288,331 units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase one share of Common Stock at an exercise price of $.75 per share during the approximate three-year period terminating on February 25, 2002. The seven holders of the units, together with the number of shares of the Company's Common Stock included in each unit, include the following: (i) Ronald
E. Patterson - 133,333 shares; (ii) Phillip T. Huss - 66,666 shares; (iii) Maria Molinsky - 33,333 shares; (iv) William T. Richey - 25,000 shares; (v) Alan Talesnick - 14,000 shares; (vi) Jennifer S. Jauregui - 9,333 shares; and (vii) Cynthia L. Gosselin - 6,666 shares. A total of 288,331 shares of Common Stock underlying warrants included in the units are not covered by the Registration Statement of which this Prospectus is a part. The terms of the transactions involving the purchases of units by Messrs. Patterson, Huss and Richey are more fully described in the Investment Letters and Memorandum of Subscription/Purchase Agreements dated February 25, 1999, with Messrs. Patterson, Huss and Richey, copies of which are incorporated herein by reference to Exhibits 10.174, 10.175 and 10.173, respectively, to the Annual Report on Form 10-KSB of PRCC for the fiscal year ended December 31, 1998. The terms of the transactions involving the sales of units to Mesdames Molinsky, Jauregui and Gosselin and Mr. Talesnick are described in more detail in Exhibits 4.11, 4.14,
4.15 and 4.13, respectively, to the Company's Registration Statement on Form S-3 of which this Prospectus forms a part.


     On May 19, 1999, PRCC issued a total of 133,333 shares, 100,000 shares and 66,667 shares of Common Stock to The Investor Resource Services, Inc. ("Investor Services"), Blagoja Samakoski and Trautman Wasserman & Company, Inc. ("Trautman Wasserman"), respectively, in consideration for cash. The terms of the sales are more fully described in the Investment Letters and Memorandum of Subscription/Purchase Agreements dated May 19, 27 and 19, 1999, respectively, with Investor Services, Mr. Samakoski and Trautman Wasserman, copies of which are incorporated herein by reference to Exhibits 4.16, 4.21 and 4.18, respectively, to the Form S-3 Registration Statement of PRCC of which this Prospectus is a part.

     The Company, on May 20, 1999, entered into that certain Financial Consulting and Services Agreement (the "Consulting Agreement") with Premier Equities, Inc. ("Premier"), pursuant to which the Company issued Premier 50,000 shares of its Common Stock and granted warrants dated July 12, 1999, to Premier exercisable to purchase 100,000 shares of Common Stock at an exercise price of $.75 per share during the three-year period terminating on July 12, 2002. In addition to the foregoing compensation, the Company agreed to pay Premier a fee in the amount of $75,000 in cash per annum during the three-year term of the Consulting Agreement in consideration for the performance by Premier of certain consulting services for the Company, including advice regarding short- and long-term business plans and assistance with shareholder relations. The Consulting Agreement is terminable by either party upon sixty days' prior written notice. The provisions of the Consulting Agreement are set forth in their entirety in the Financial Consulting and Services Agreement dated July 12, 1999, a copy of which is incorporated herein by reference to Exhibit 4.20 to the Form S-3 Registration Statement of which this Prospectus forms a part. The foregoing brief description of the Consulting Agreement is qualified in its entirety by the more detailed provisions thereof.

     On July 16, 1999, the Company issued and sold 80,000 and 30,000 units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase approximately .68 share of Common Stock at an exercise price of $.75 per share on or prior to the expiration date thereof on July 16, 2002, to Ronald
E. Patterson and Phillip T. Huss, respectively. A total of 75,000 shares of Common Stock underlying warrants included in the Units are not covered by the Registration Statement on Form S-3 of which this Prospectus is a part. The terms of the transactions with Messrs. Patterson and Huss are described in more detail in Exhibits 4.22 and 4.23, respectively, to the Company's Registration Statement on Form S-3 of which this Prospectus is a part.

     The Company, on August 12, 1999, issued 100,000 shares of Common Stock and granted a warrant exercisable to purchase 20,000 shares of Common Stock at an exercise price of $.75 per share during the three-year period terminating on August 12, 2002, to Fidelity Funding, Inc. ("Fidelity"), pursuant to the Compromise, Settlement and Release Agreement dated August 12, 1999 (the "Settlement Agreement"). The Settlement Agreement obligates the Company to pay Fidelity the amount of $450,000 on or before February 1, 2000, together with interest monthly on the unpaid portion of said sum at the rate of twelve percent per annum in satisfaction of a default judgment in the amount of $449,810, together with attorneys' fees in the amount of approximately $10,323, prejudgment interest after June 9, 1998, at a per diem rate of approximately $362 and costs and post-judgment interest at the rate of fifteen percent per annum, entered in favor of Fidelity in that certain civil action styled Fidelity Funding, Inc. v. Pollution Research and Control Corporation, No. 98-02820-B, filed on or about April 7, 1998, in the 44th District Court, Dallas County, Texas. The Settlement Agreement provides for the proceeds of the sale of Fidelity's 100,000 shares of Common Stock in an amount up to $450,000, together with the amount of any accrued and unpaid interest thereon, to be paid to Fidelity and any sale proceeds in excess thereof to be paid to the Company. Any amount realized by Fidelity as a result of the exercise of the warrants is in addition to the amount of the Company's indebtedness to Fidelity as provided in the Settlement Agreement. The terms and conditions of the Settlement Agreement are set forth in their entirety in the Compromise, Settlement and Release Agreement dated August 12, 1999, a copy of which is incorporated herein by reference to Exhibit 4.25 to the Company's Form S-3 Registration Statement of which this Prospectus forms a part. The foregoing brief description of certain provisions of the Settlement Agreement is qualified in its entirety by the more detailed provisions thereof.

     On September 13, 1999, the Company issued and sold, in consideration for cash, 50,000 units, each unit consisting of one share of Common Stock and one warrant exercisable to purchase .5 share of Common Stock at an exercise price of $2.40 per share on or prior to the expiration date thereof on September 13, 2002, to Messrs. Lee N. and Steven Sion and Ms. Maria Molinsky, respectively. A total of 75,000 shares of Common Stock underlying warrants included in the Units are not covered by the Registration Statement on Form S-3 of which this Prospectus is a part. The terms of the unit sales are more fully described in the Investment Letters and Memorandum of Subscription/Purchase Agreements dated September 13, 1998, with Messrs. Lee N. and Steven Sion and Ms. Molinsky, copies of which are attached hereto as Exhibits 4.29, 4.30 and 4.28, respectively, to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

Common Stock That May Be Offered by the Debenture Holders
---------------------------------------------------------

     On May 19, 1999, the Company issued a $500,000 face amount subordinated convertible debenture, bearing interest at the rate of 18% per annum commencing June 1, 1999, due December 1, 1999, to The Venezuela Recovery Fund N.V. The debenture is convertible in denominations of $50,000 at the conversion price per each share of Common Stock of the lesser of $2.25 (115% of the market price of the Common Stock on May 28, 1999) or 80% of the market price of the Common Stock on the conversion date. The provisions of the debenture are set forth in their entirety in the 18% Subordinated Convertible Debenture Due December 1, 1999, dated May 19, 1999, a copy of which is incorporated herein by reference to
Exhibit 4.19 to the Company's Form S-3 Registration Statement of which this Prospectus forms a part. The more detailed provisions of the debenture qualify this brief description thereof in its entirety.

     The Company issued, on September 1, 1999, two $150,000 face amount subordinated convertible debentures, bearing interest at the rate of 12% per annum, due June 1, 2000, to Spiga Limited. The Debentures are convertible in denominations of $50,000 at the conversion price per each share of Common Stock of the lesser of $2.25 or 80% of the market price of the Common Stock on the conversion date. The provisions of the debentures are set forth in their entirety in each of the 12% Subordinated Convertible Debentures Due June 1, 2000, dated September 1, 1999, copies of which are incorporated herein by reference to Exhibits 4.26 and 4.27 to the Company's Form S-3 Registration Statement of which this Prospectus forms a part. The foregoing brief description of certain provisions of the debenture is qualified in its entirety by the more detailed provisions thereof. On September 1, 1999, PRCC also issued Spiga warrants exercisable through September 1, 2002, to purchase an aggregate of 45,000 shares of Common Stock at an exercise price of $2.25 per share. The shares of Common Stock underlying Spiga's warrants are not included in the shares of Common Stock covered by the Form S-3 Registration Statement of which this Prospectus forms a part.

Transfer Agent and Registrar
----------------------------

     OTR, Inc., 1130 Southwest Morrison, Suite #250, Portland, Oregon 97205, is the Transfer Agent and Registrar for the Common Stock.


                                  LEGAL MATTERS

     Certain legal matters in connection with the validity of the issuance of the shares of Common Stock being offered hereby will be passed upon for the Company by Cudd & Associates, 1120 Lincoln Street, Suite #1310, Denver, Colorado 80203. Patricia Cudd, Esq., the sole proprietor of Cudd & Associates, owns of record and beneficially 100,000 shares of the Company's Common Stock and options exercisable to purchase a total of 10,000 shares of the Common Stock at an exercise price of $.75 per share during the period of four years from January 7, 1998, through January 6, 2002. The shares of Common Stock underlying Ms. Cudd's options are not included in the shares of Common Stock covered by the Registration Statement of which this Prospectus forms a part. The shares of Common Stock, including the shares underlying the options, owned of record and beneficially by Ms. Cudd represent approximately 2.8% of the issued and outstanding shares of the Company's Common Stock.


                                     EXPERTS

     The financial statements of the Company are incorporated herein by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998. Such financial statements have been audited by A.J. Robbins, P.C., Certified Public Accountants and Consultants, independent auditors, as stated in their report that is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.
          --------------------------------------------

     The following is an itemized statement of the expenses incurred in connection with this Registration Statement and the issuance and distribution of the shares of Common Stock being registered hereby. All such expenses will be paid by the Company.

   Securities and Exchange Commission registration fee ............   $   823
   Legal fees and expenses ........................................    20,000
   Accounting fees and expenses....................................     1,500
   Blue sky fees and expenses .....................................     4,000
   Transfer agent fees and expenses................................     3,000
   Printing, electronic filing and engraving expenses..............     3,000
   Miscellaneous expenses..........................................     2,000
                                                                      -------

   TOTAL...........................................................   $34,323

All  of  the  above  items  except  the  Securities   and  Exchange   Commission
registration and NASD fees are estimates.


Item 15.  Indemnification of Directors and Officers.
          ------------------------------------------

     The Company's Articles of Incorporation, as amended, provide for (i) the elimination of directors' liability for monetary damages for certain breaches of their fiduciary duties to the Company and its shareholders as permitted by California law; and (ii) permit the indemnification by the Company to the fullest extent under California law. At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought. Section 317 of the California Corporations Code, as amended, provides for the indemnification of the officers, directors and controlling persons of a corporation as follows:

     "(a) For the purposes of this section, "agent" means any person who is or was a director officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (3) of subdivision (e).

     (b) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor, an action brought under Section 9243, or an action brought by the Attorney General pursuant to Section 9230) by reason of the fact that such person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

     (c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation, or brought under Section 9243, or brought by the Attorney General pursuant to Section 9230, to procure a judgment in its favor by reason of the fact that such person is or was an agent of the corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if the person acted in good faith, in a manner in which such person believed to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances. No indemnification shall be made under this subdivision:

     (1) In respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation in the performance of such person's duty to the corporation, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine;

     (2) Of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or

     (3) Of expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval unless it is settled with the approval of the Attorney General.

     (d) To the extent that an agent of a corporation has been successful on the merits in defense or any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

     (e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in either subdivision (b) or (c) by:

          (l) A majority vote of a quorum consisting of directors who are not parties to such proceedings;

          (2) Approval of the members (Section 5034), with the persons to be indemnified not being entitled to vote thereon; or

          (3) The court in which such proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is approved by the corporation.

     (f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this section.

     (g) No provision made by a corporation to indemnify its or its subsidiary's directors or officers for the defense of any proceeding, whether contained in the articles, bylaws, a resolution of members or directors, an agreement or otherwise, shall be valid unless consistent with this section. Nothing contained in this section shall affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise.

     (h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (3) of subdivision (e), in any circumstances where it appears that:

          (1) It would be inconsistent with a provision of the articles, bylaws, a resolution or the members or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

          (2) It would be inconsistent with any condition expressly imposed by a court in approving a settlement.

     (i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this section; provided, however, that a corporation shall have no power to purchase and maintain such insurance to indemnify any agent of the corporation for a violation of Section 9243.

     (j) This section does not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such trustee, investment manager or other fiduciary to the extent permitted by subdivision (f) or Section 207."

Item 16.  Exhibits.
          ---------

     The Exhibit Index commences on page 31.

Item 17.  Undertakings.
          -------------

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that the undertakings set forth in paragraphs
(a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Glendale, State of California, on September 23, 1999.

Date: September 23, 1999          POLLUTION RESEARCH AND CONTROL CORP.
                                            (Registrant)



                                  By: /s/  Albert E. Gosselin, Jr.
                                      ------------------------------------------
                                      Albert E. Gosselin, Jr., President,
                                      Chief Executive Officer and Chairman of
                                      the Board Directors



                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Albert E. Gosselin, Jr., and Marcia A. Smith, or either one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



Date:  September 23, 1999                   /s/ Albert E. Gosselin, Jr.
                                            ------------------------------------
                                            Albert E. Gosselin, Jr., President,
                                            Chief Executive Officer and Chairman
                                            of the Board Directors (Principal
                                            Executive Officer)




Date:  September 23, 1999                   /s/ Gary L. Dudley
                                           -------------------------------------
                                           Gary L. Dudley, Director



Date:  September 23, 1999                   /s/ Marcia A. Smith
                                            ------------------------------------
                                            Marcia A. Smith, Director

Date:  September 23, 1999                   /s/ Craig E. Gosselin
                                            ------------------------------------
                                                Craig E. Gosselin, Director




Date:  September 23, 1999                   /s/ Barry Soltani
                                            ------------------------------------
                                                Barry Soltani, Director

                                  EXHIBIT INDEX

     The following Exhibits are filed as part of this Registration Statement on Form S-3 or are incorporated herein by reference.


Item
Number                               Description
------                               -----------

4.1       Investment Letter and Memorandum of Subscription/Purchase Agreement to
          Purchase 40,000 shares of Class "A" Convertible Preferred Stock, dated
          May 8, 1998, between Pollution Research and Control Corp. and Gary L.
          Dudley. (Incorporated herein by reference to Exhibit 10.156 to the Annual Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.2       Investment Letter and Memorandum of Subscription/Purchase Agreement to
          Purchase 400,000 shares of Class "A" Convertible Preferred Stock, dated May 8, 1998, between Pollution Research and Control Corp. and
          Patricia Cudd. (Incorporated herein by reference to Exhibit 10.155 to the Annual Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.3 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 68,810 shares of Common Stock, dated as of June 19, 1998, between Pollution Research and Control Corp. and Ronald E. Patterson.
          (Incorporated herein by reference to Exhibit 10.159 to the Annual
          Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.4 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 23,190 shares of Common Stock, dated as of June 19, 1998, between Pollution Research and Control Corp. and Ronald E. Patterson.
          (Incorporated herein by reference to Exhibit 10.158 to the Annual
          Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.5 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 23,000 shares of Common Stock, dated as of June 19, 1998, between Pollution Research and Control Corp. and Fred J. Zalokar.
          (Incorporated herein by reference to Exhibit 10.161 to the Annual
          Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.6 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 20,000 shares of Common Stock, dated June 19, 1998, between
          Pollution Research and Control Corp. and William T. Richey.
          (Incorporated herein by reference to Exhibit 10.157 to the Annual
          Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.7 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 18,000 shares of Common Stock, dated June 19, 1998, between
          Pollution Research and Control Corp. and Alan L. Talesnick.
          (Incorporated herein by reference to Exhibit 10.164 to the Annual
          Report on Form 10-KSB for fiscal year ended December 31, 1998.)

                                       31


Item
Number                               Description
------                               -----------

4.8

          Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 9,174 shares of Common Stock, dated June 19, 1998, between
          Pollution Research and Control Corp. and Frank T. Anaya. (Incorporated herein by reference to Exhibit 10.162 to the Annual Report on Form
          10-KSB for fiscal year ended December 31, 1998.)

4.9 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 133,333 units consisting of 133,333 shares of Common Stock and 133,333 warrants to purchase Common Stock, dated as of February
          25, 1999, between Pollution Research and Control Corp. and Ronald E.
          Patterson. (Incorporated herein by reference to Exhibit 10.174 to the Annual Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.10 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 66,666 units consisting of 66,666 shares of Common Stock and 66,666 warrants to purchase Common Stock, dated as of February 25, 1999, between Pollution Research and Control Corp. and Phillip T.
          Huss. (Incorporated herein by reference to Exhibit 10.175 to the Annual Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.11 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 33,333 units consisting of 33,333 shares of Common Stock and 33,333 warrants to purchase Common Stock, dated as of February 25, 1999, between Pollution Research and Control Corp. and Maria Molinsky.

4.12 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 25,000 units consisting of 25,000 shares of Common Stock and 25,000 warrants to purchase Common Stock, dated as of February 25, 1999, between Pollution Research and Control Corp. and William T.
          Richey. (Incorporated herein by reference to Exhibit 10.173 to the Annual Report on Form 10-KSB for fiscal year ended December 31, 1998.)

4.13 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 14,000 units consisting of 14,000 shares of Common Stock and 14,000 warrants to purchase Common Stock, dated as of February 25, 1999, between Pollution Research and Control Corp. and Alan L.
          Talesnick.

4.14 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 9,333 units consisting of 9,333 shares of Common Stock and 9,333 warrants to purchase Common Stock, dated as of February 25, 1999, between Pollution Research and Control Corp. and Jennifer S.
          Jauregui.

                                       32



4.15 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 6,666 units consisting of 6,666 shares of Common Stock and 6,666 warrants to purchase Common Stock, dated as of February 25, 1999, between Pollution Research and Control Corp. and Cynthia L.
          Gosselin.

4.16 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 133,333 shares of Common Stock, dated May 19, 1999, between
          Pollution Research and Control Corp. and The Investor Resource
          Services, Inc.

4.17 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 66,667 shares of Common Stock, dated May 19, 1999, between
          Pollution Research and Control Corp. and Trautman Wasserman & Company,
          Inc.

4.18      18% Subordinated Convertible Debenture Due December 1, 1999, dated May
          19, 1999, between Pollution Research and Control Corp. and The
          Venezuela Recovery Fund, N.V.

4.19 Financial Consulting and Services Agreement dated May 20, 1999, between Pollution Research and Control Corp. and Premiere Equities,
          Inc.

4.20 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 100,000 shares of Common Stock, dated May 27, 1999, between
          Pollution Research and Control Corp. and Blagoja Samakoski.

4.21 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 80,000 shares of Common Stock, dated July 16, 1999, between
          Pollution Research and Control Corp. and Ronald E. Patterson.

4.22 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 30,000 shares of Common Stock, dated July 16, 1999, between
          Pollution Research and Control Corp. and Phillip T. Huss.

4.23 Lock-up Agreement, dated August 12, 1999, between Pollution Research and Control Corp. and Mr. Albert E. Gosselin, Jr.

4.24 Compromise, Settlement and Release Agreement dated August 12, 1999, between Pollution Research and Control Corp. and Fidelity Funding,
          Inc.

4.25      Escrow Agreement dated August 12, 1999, among Pollution Research and
          Control Corp., Fidelity Funding, Inc., and American Escrow Company.

                                       33



4.26      12% Subordinated Convertible Debenture Due June 1, 2000, dated
          September 1, 1999, between Pollution Research and Control Corp. and
          Spiga Limited.

4.27      12% Subordinated Convertible Debenture Due June 1, 2000, dated
          September 1, 1999, between Pollution Research and Control Corp. and
          Spiga Limited.

4.28 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 50,000 shares of Common Stock, dated September 13, 1999, between Pollution Research and Control Corp. and Maria Molinsky.

4.29 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 50,000 shares of Common Stock, dated September 13, 1999, between Pollution Research and Control Corp. and Lee Sion.

4.30 Investment Letter and Memorandum of Subscription/Purchase Agreement to purchase 50,000 shares of Common Stock, dated September 13, 1999, between Pollution Research and Control Corp. and Steven Sion.

5.0*      Opinion and Consent of Cudd & Associates.

23.1*     Consent of Cudd & Associates (included in Exhibit 5.0 hereto).

23.2      Consent of A.J. Robbins, P.C., Certified Public Accountants and
          Consultants, independent auditors.

25.0      Power of Attorney (included on the signature page hereto).

------------------
*         To be filed by amendment.


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